VANC PHARMACEUTICALS INC.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General and Special Meeting to be held on April 30, 2015

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
9. Please complete, date and sign your form of proxy and return it to our transfer agent, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (facsimile numbers within North America 1-866-249-7775; outside North America 1-416-263-9524).

Fold

Proxies submitted must be received by 10:00 AM (Pacific Time) on April 28, 2015.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of Vanc Pharmaceuticals Inc. (the "Company") hereby appoint: Eugene Beukman, a Director of the Company, or failing him, Aman Parmar, a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Vanc Pharmaceuticals Inc. (the "Company") to be held at Suite 615 – 800 West Pender Street, Vancouver, B.C. on Thursday, April 30, 2015 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

For Against

1. Number of Directors
To set the number of Directors at three (3). ☐ ☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Eugene Beukman	☐	☐	02. Sina Pirooz	☐	☐	03. Aman Parmar	☐	☐

For Withhold

3. Appointment of an Auditor
To appoint Smythe Ratcliffe LLP, Chartered Accountants as the Company's auditor for the ensuing year, and to authorize the Directors to fix the auditor's remuneration. ☐ ☐

For Against

4. Approval of New Articles
To consider and, if deemed advisable, to pass, with or without variation, a special resolution to approve the cancellation of the Company's existing form of Articles and the adoption of a new form of Articles (the "**New Articles Resolution**"), which includes advance notice provisions, as more particularly described in the accompanying Information Circular dated March 20, 2015. ☐ ☐

For Against

5. Approval of Advance Notice Policy
To consider and, if deemed advisable, to pass, with or without variation, a special resolution to approve the Advance Notice Policy of the Company dated March 2, 2015, and, should the New Articles Resolution not be passed, an alteration to the Company's existing form of Articles to include provisions requiring advance notice of Director nominees from shareholders, as more particularly described in the accompanying Information Circular dated March 20, 2015. ☐ ☐

For Against

6. Approval of the New Stock Option Plan
To approve the Company's New Stock Option Incentive Plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder, as more particularly described in the Company's Information Circular dated March 20, 2015. ☐ ☐

For Against

7. Other Business
To transact such other business as may properly come before the Meeting or any adjournment thereof. ☐ ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

DD / MM / YY

ADPQ 202583 AR0